February 4, 2014

Via EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re:	Recro Pharma, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 20, 2013

File No. 333-191879

Dear Mr. Riedler:

This letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 30, 2013 to Gerri A. Henwood, President and Chief Executive Officer of Recro Pharma, Inc. (the “Company”), regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). For your convenience, we have restated the Staff’s comment and have provided the Company’s response below the comment.

General

1.	We note your response to our prior comment one and reissue the comment. The graph entitled “Clinical Stage Pipeline” is not appropriate information for inclusion on the inside front cover of the prospectus. However, you may include this graph in the prospectus summary, where it will be placed in the appropriate context for investors.

RESPONSE:

In response to the Staff’s comment, the Company confirms that it will not include the graph on the inside front cover of the prospectus. As suggested by the Staff, the Company intends to include the graph in the prospectus summary and “Business” section of the prospectus.

490 Lapp Road — Malvern, PA 19355 — (484) 395-2400 — (484) 395-2401 – fax

Jeffrey P. Riedler

Assistant Director

February 4, 2014

***********************

In connection with the response above, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (484) 395-2400 or to Justin P. Klein at (215) 864-8606 or Katayun I. Jaffari at (215) 864-8475.

Sincerely,

/s/ Gerri A. Henwood
Gerri A. Henwood
President and Chief Executive Officer

cc:	Justin P. Klein, Esq.

Katayun I. Jaffari, Esq.